FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS
Item

1.	Major Event dated March 26, 2003 titled, “Increase of the Stake in Shinsei Bank”.

2.	Major Event dated March 27, 2003, regarding increase in stake in the capital of Italian bank San Paolo IMI.

Item 1

MAJOR EVENTS

Increase of the Stake in Shinsei Bank

Madrid, March 26, 2003 – The Santander Central Hispano Group has invested €83.3 million to increase its stake in Shinsei Bank of Japan to approximately 11.4% from 6.5%.

Shinsei Bank was formed in 2000 when a consortium of investors led by Christopher Flowers, a former director of Goldman Sachs, bought the remnants of the Long-Term Credit Bank of Japan.

Shinsei Bank is the second bank in Japan in terms of net profit (€518.7 million en 2002), and is the best capitalized bank in the system, with a BIS ratio of 17%, of which 10.6% is Tier 1 capital. Shinsei's managers have broad international experience and apply strict standards to credit risk and management.

The purchase price comes to 3.55 times the value of 2002 earnings and 0.32 times book value.

It is expected that Shinsei Bank will be listed in the Tokyo Stock Exchange sometime during 2004.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370
Fax: 3491.5226670/5581453.

Item 2

MAJOR EVENTS

Banco Santander Central Hispano, S.A. hereby notifies that its Group has increased its stake in the capital of the Italian bank San Paolo IMI from its present holding of 5.38% to approximately 6.36%. The price paid for such 0.98% increase was euros 124.9 million.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370
Fax: 3491.5226670/5581453.

SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Banco Santander Central Hispano, S.A.

Date: March 28, 2003	By:	/s/ Jóse Antonio Alvarez
Name: Jóse Antonio Alvarez Title: Executive Vice President